Exhibit 2.4

DESCRIPTION OF SECURITIES

Description of Common Shares

General

This section summarizes the material rights of shareholders of Algoma Steel Group Inc. (“Algoma”) under the Business Corporations Act (British Columbia) (the “BCA”) and the material provisions of the restated articles of Algoma (the “Restated Articles”).

Share Capital

The authorized share capital of Algoma consists of an unlimited number of Common Shares (“Common Shares”) without par value and an unlimited number of preferred shares without par value issuable in series (the “Algoma Preferred Shares”).

As of March 31, 2022, there were 147,957,787 Common Shares issued and outstanding, and no Algoma Preferred Shares issued and outstanding.

Under the Restated Articles, holders of the Common Shares are entitled to receive notice of, and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Each Common Share entitles its holder to one vote. Under the Restated Articles, Algoma’s board of directors has the authority to create and issue one or more series of Algoma Preferred Shares, with such special rights and restrictions to be attached to such series as are authorized by the directors of Algoma.

The following descriptions of share capital and provisions of the Restated Articles are summaries and are qualified by reference to the Restated Articles, a copy of which is filed as Exhibit 1.1 to Algoma’s Annual Report on Form 20-F.

Dividend Rights

Under the BCA, a corporation may pay a dividend out of profits, capital or otherwise: (1) by issuing shares or warrants by way of dividend or (2) in property, including money. Further, under the BCA, a corporation cannot declare or pay a dividend if there are reasonable grounds for believing that the corporation is insolvent or payment of the dividend would render the corporation insolvent.

Holders of Common Shares will be entitled to receive dividends as and when declared by Algoma’s board of directors at its discretion out of funds properly applicable to the payment of dividends, subject to the rights, if any, of shareholders holding shares with special rights to dividends. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that Algoma’s board of directors deems relevant. Under the Restated Articles, a resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of Algoma, or in any one or more of those ways.

Subject to the special rights and restrictions attached to the Algoma Preferred Shares, the holders of Common Shares shall receive the remaining property of Algoma upon dissolution in equal rank with the holders of all other Common Shares.

Preemptive Rights

There are no preemptive rights relating to Common Shares.

Amendment of Notice of Articles and Articles and Alteration of Share Capital

Under the BCA, Algoma may amend the Restated Articles by (1) the type of resolution specified in the BCA, (2) if the BCA does not specify a type of resolution, then by the type specified in the Restated Articles, or (3) if the Restated Articles do not specify a type of resolution, then by special resolution, which requires two-thirds of the votes cast by shareholders in order to pass. The BCA permits many substantive changes to a corporation’s articles (such as a change in the corporation’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles. The Restated Articles provide that alterations to Algoma’s authorized share structure (other than a subdivision or consolidation of all or any of its shares) and the applicable alteration to its Notice of Articles may be authorized by special resolution. A subdivision or consolidation of all or any of its shares or a change in Algoma’s name may be authorized by a resolution of the directors. Furthermore, the Restated Articles state that, if the BCA does not specify the type of resolution required for an alteration, and if the Restated Articles do not specify a type of resolution, Algoma may resolve to alter the Restated Articles by ordinary resolution, which requires a majority of shareholder votes cast in order to pass.

Dissent Rights

Under the BCA, shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to: (1) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (2) approve certain amalgamations; (3) approve a statutory arrangement, where the terms of the arrangement permit dissent; (4) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (5) continue the company into another jurisdiction. The BCA provides that beneficial owners of shares who wish to exercise their dissent rights with respect to their shares must dissent with respect to all of the shares beneficially owned by them, whether or not they are registered in their name.

Annual Meetings

The Restated Articles provide that, unless an annual general meeting is deferred or waived in accordance with the BCA, Algoma must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors. An annual general meeting may be partially or entirely virtual.

Board and Shareholder Ability to Call Special Meetings

The Restated Articles provide that meetings of the shareholders may be called by the board of directors at any time. In addition, under the BCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for such purposes as stated in the requisition. Upon meeting the technical requirements set out in the BCA, the directors must, within 21 days after receiving the requisition, call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate more than 2.5% of the issued shares of the company that carry the right to vote at general meetings may send notice of a meeting to be held to transact the business stated in the requisition.

Shareholder Meeting Quorum

The Restated Articles provide that two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares of Algoma entitled to be voted at the meeting, constitute a quorum at any annual or special meeting of the shareholders.

Voting Rights

Under the BCA, at any meeting of shareholders at which a quorum is present, any action that must or may be taken or authorized by the shareholders, except as otherwise provided under the BCA and Restated Articles, may be taken or authorized by an “ordinary resolution,” which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings. The Restated Articles provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands or the functional equivalent unless a poll is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or functional equivalent result in each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by poll, each holder of Common Shares is entitled to one vote for each Common Share held.

There are no limitations on the right of nonresident or foreign owners to hold or vote Algoma securities imposed by Canadian law or by the charter or other constituent document of Algoma.

Shareholder Action by Written Consent

Under the BCA, shareholder action without a meeting may be taken by a “consent resolution” of shareholders, which requires that, after being submitted to all shareholders entitled to vote at a general meeting, the resolution is consented to in writing by: (1) in the case of a matter that would normally require an ordinary resolution, shareholders who, in the aggregate, hold shares carrying at least 66 2/3% of the votes entitled to be cast on such consent resolution, or (2) in the case of any other resolution of the shareholders, all of the shareholders entitled to vote on such resolution. A consent resolution of shareholders is deemed to be a proceeding at a meeting of those shareholders and to be as valid and effective as if it had been passed at a meeting of shareholders that satisfies all the requirements of the BCA and its related regulations, and all the requirements of the Restated Articles, relating to meetings of shareholders.

Inspection of Corporation Records

Algoma must keep at its records office, or at such other place as the BCA may permit, the documents, copies, registers, minutes and other records which Algoma is required by the BCA to keep at such places. Algoma must keep adequate accounting records to record properly its financial affairs and condition in compliance with the provisions of the BCA. Under the BCA, any director or shareholder may, without charge, inspect certain of Algoma’s records at Algoma’s records office or such other place where such records are kept during the corporation’s statutory business hours. Former shareholders and directors may also inspect certain records, free of charge, but only those records pertaining to the times that they were shareholders or directors. Further, a public company must allow all persons to inspect certain records of the company free of charge. As permitted by the BCA, the Restated Articles prohibit shareholders from inspecting any accounting records of Algoma, unless the directors determine otherwise.

Election and Appointment of Directors

The Restated Articles do not provide for the board of directors to be divided into classes.

Pursuant to the Restated Articles, any casual vacancy occurring on the board of directors may be filled by the remaining directors. If Algoma has fewer directors in office than the number set by the Restated Articles as the necessary quorum for the directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors. If Algoma has no directors or fewer directors in office than the number set by the Restated Articles as the necessary quorum for the directors, the shareholders may elect or appoint, by ordinary resolution, directors to fill the vacancies on the board. Pursuant to the Restated Articles, the Algoma directors may appoint one or more additional directors, but the number of additional directors shall not exceed one third the number of the first directors and, thereafter, one third of the number of current directors who were elected or appointed other than as such additional directors. The filling of a casual vacancy by the Algoma directors shall not be counted against such cap.

Removal of Directors

Pursuant to the Restated Articles, the shareholders of Algoma may remove any director before the expiration of his or her term of office by special resolution, which requires a special majority requirement of two-thirds of the votes cast in favor of the resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, another individual as director to fill the resulting vacancy. If the shareholders do not appoint a director to fill the vacancy contemporaneously with removal, then either the directors or the shareholders by ordinary resolution may appoint an additional director to fill that vacancy.

The directors of Algoma may remove a director before the expiration of his or her period of office if the director is convicted of an indictable offence or otherwise ceases to qualify as a director and the directors may appoint a director to fill the resulting vacancy.

Proceedings of Board of Directors

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.

Requirements for Advance Notification of Shareholder Nominations

Pursuant to the Restated Articles, shareholders of record may nominate persons for election to our Board only by providing notice to Algoma’s secretary that is both timely and in proper written form. To be timely, a shareholder’s notice shall be received by the secretary of Algoma (a) in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual general meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth day following the Notice Date, and (b) in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. To be in proper written form, such notice must include, among other information, certain information with respect to each proposed nominee and each shareholder nominating persons for elections to the Board and must disclose about any contract, agreement, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares of Algoma or between the proposed nominee and the nominating shareholder and any other information relating to the proposed nominee or nominating shareholder that would be required to be disclosed in a dissident’s proxy circular under applicable securities laws.

Approval of Mergers and Other Corporate Transactions

Under the BCA, certain corporate actions, such as: (1) amalgamations (other than with certain affiliated corporations); (2) continuances; (3) sales, leases or exchanges of all, or substantially all, the undertaking of a corporation other than in the ordinary course of business; (4) reductions of paid-up capital for any purpose, e.g. in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests); and (5) other actions such as liquidations or arrangements, are required to be approved by “special resolution.” A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

In certain cases where share rights or special rights may be prejudiced or interfered with, a special separate resolution of shareholders of the affected class or series, including a class or series of shares not otherwise carrying voting rights, to approve the corporate action in question is also required. In specified extraordinary corporate actions, such as approval of plans of arrangement and amalgamations, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Limitations on Director Liability

Under the BCA, no provision in a contract or the articles may relieve a director or officer from (1) the duty to act in accordance with the BCA and its related regulations, or (2) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to a corporation.

A director is not liable under the BCA for certain acts if the director relied, in good faith, on (1) financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation, (2) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (3) a statement of fact represented to the director by an officer of the corporation to be correct, or (4) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not the record was forged, fraudulently made or inaccurate or the information or representation was fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCA.

Derivative Actions and Other Remedies

Under the BCA, a complainant (a director or shareholder of a corporation, which includes a beneficial shareholder, and any other person that a court considers to be an appropriate person to make such an application) may apply to the Supreme Court of the Province of British Columbia for leave to bring an action in the name and on behalf of Algoma for the purpose of prosecuting or defending an action on behalf of Algoma.

The court may grant leave if: (1) the complainant has made reasonable efforts to cause the directors of Algoma to prosecute or defend the action; (2) notice of the application for leave has been given to Algoma and any other person that the court may order; (3) the complainant is acting in good faith; and (4) it appears to the court to be in the best interests of Algoma for the action to be brought, prosecuted or defended.

Under the BCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the BCA, a court may order a corporation to pay the shareholder’s interim costs, including legal fees and disbursements. However, the shareholder may be held accountable for the costs on final disposition of the action.

The BCA also contains an oppression remedy, which enables a court to make almost any order to rectify the matters complained of if the court is satisfied upon application by a shareholder (including a beneficial shareholder and any other person that the court considers to be an appropriate person to make such an application) that the affairs of Algoma are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or that some action has been or may be taken that is unfairly prejudicial to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant would normally be expected to trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

Exclusive Forum

The Restated Articles do not provide for an exclusive forum.

Transfer Agents and Registrar

The transfer agent and registrar for Common Shares is TSX Trust Company. Its address is 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 and its telephone number is (416) 261-0930. The U.S. co-transfer agent and registrar for Common Shares is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is 212-509-4000.

Description of Warrants

Each warrant (“Warrant”) entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing November 18, 2021, the date that is 30 days following the consummation of the merger of Merger Sub with and into Legato Merger Corp. (“Legato”, with Legato surviving the merger and becoming a wholly-owned subsidiary of Algoma (the “Merger”). However, no Warrants will be exercisable for cash unless Algoma has an effective and current registration statement covering the Common Shares issuable upon exercise of the Warrants and a current prospectus relating to such Common Shares. Notwithstanding the foregoing, if a registration statement covering the Common Shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of the Merger, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Common Shares for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of the completion of the Merger, or October 19, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants are identical to the Public Warrants except that the Private Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are not redeemable by Algoma, in each case so long as they are still held by the Founders, EarlyBirdCapital, or their permitted transferees.

We may call the Warrants for redemption (excluding the Private Warrants and any Warrants underlying additional units issued to the Founders in payment of working capital loans made to Legato), in whole and not in part, at a price of $0.01 per Warrant,

•	at any time after the Warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

•

if, and only if, the reported last sale price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the Common Shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing Common Share price and the Warrant exercise price so that if the Common Share price declines as a result of a redemption call, the redemption will not cause the Common Share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Common Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants are in registered form and are governed by a Warrant Agreement (the “Warrant Agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and Legato, as amended and assigned to Algoma pursuant to an amendment agreement, dated as of the closing of the Merger, among Algoma, Legato, Continental Stock Transfer & Trust Company, as warrant agent and TSX Trust Company, as Canadian co-warrant agent. The Warrant Agreement will provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Common Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or Algoma’s recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of Common Shares at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Common Shares outstanding.

Pursuant to the lock-up agreement entered into concurrently with the execution of the Merger Agreement by Algoma’s sole shareholder and the Founders, as such agreement may be amended from time to time (the “Lock-Up Agreement”), Eric S. Rosenfeld, David Sgro, and Brian Pratt have agreed that the Warrants held by them will be subject to transfer restrictions until the earlier of (a) the twelve-month anniversary of the closing of the Merger and (b) the date on which the closing share price of the Common Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the closing of the Merger. The Lock-Up Agreement may be waived with the written consent of Algoma and persons holding a majority of the shares subject to the lock-up.

Warrant Agents

The warrant agent for the Warrants is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is 212-509-4000. The Canadian co-warrant agent for the Warrants is TSX Trust Company. Its address is 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 and its telephone number is (416) 261-0930.